FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2009

Commission File Number: 000-33295

3SBIO INC.

(Translation of registrant’s name into English)

No. 3 A1, Road 10

Shenyang Economy & Technology Development Zone

Shenyang 110027

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

3SBIO INC.

FORM 6-K

3SBio Inc. is furnishing under the cover of Form 6-K:

Exhibit 99.1	Press release, dated May 20, 2009, regarding 3SBio Inc. announcing unaudited first quarter 2009 results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Dr. Jing Lou
Name:	Dr. Jing Lou
Title:	Chief Executive Officer

Date: May 28, 2009

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Press release, dated May 20, 2009, regarding 3SBio Inc. announcing unaudited first quarter 2009 results.

Exhibit 99.1

3SBIO INC. ANNOUNCES UNAUDITED FIRST QUARTER 2009 RESULTS

First Quarter Revenue Grows 23.7% Year-over-year to RMB68.6 Million (US$10.0 Million); Operating Income Grows 41.7% Year-over-year to RMB20.1 million (US$2.9 million); Company Reiterates FY2009 Revenue Guidance

SHENYANG, CHINA — May 20, 2009 — 3SBio Inc. (NASDAQ: SSRX) (“3SBio” or “the Company”), a leading China-based biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, today announced its unaudited financial results for the first quarter ended March 31, 2009.

First Quarter 2009 Financial Highlights:

•	Total net revenues increased 23.7% over the first quarter of 2008 to RMB68.6 million (US$10.0 million).

•

Operating income (non-GAAP) for the first quarter of 2009 was RMB20.6 million (US$3.0 million), an increase from RMB14.6 million (US$2.1 million) for the first quarter of 2008. GAAP operating income was RMB20.1 million (US$2.9 million) for the first quarter of 2009, an increase from RMB14.2 million (US$2.0 million) for the first quarter of 2008.

•

Net income (non-GAAP) for the first quarter of 2009 was RMB21.0 million (US$3.1 million), compared to RMB20.2 million (US$2.9 million) for the first quarter of 2008. GAAP net income for the quarter was RMB15.9 million (US$2.3 million) for the first quarter of 2009, compared to GAAP net income of RMB19.8 million (US$2.8 million) for the first quarter of 2008.

•

Earnings per share (non-GAAP) for the first quarter of 2009 were RMB0.14 (US$0.02), compared to RMB0.13 (US$0.02) for the first quarter of 2008. GAAP earnings per share were RMB0.11 (US$0.02) for the first quarter of 2009, compared to GAAP earnings per share of RMB0.13 (US$0.02) for the first quarter of 2008.

*	Please refer to “Non-GAAP Financial Measures: Reconciliation of GAAP to non-GAAP” section below for the definition and rationale of all of the non-GAAP measures. Non-GAAP items for the three-month period ended March 31, 2008 have been included as comparatives to conform to the current year’s presentation basis.

First Quarter 2009 Business Highlights:

•

EPIAO, the Company’s flagship injectable recombinant human erythropoietin (“EPO”) products, demonstrated resilient growth despite a challenging environment, with net revenue from EPIAO rising 21.0% over the first quarter of 2008 to RMB42.9 million (US$6.3 million) in the first quarter of 2009.

•

TPIAO net revenue increased 21.3% to RMB18.7 million (US$2.7 million) in the first quarter of 2009. TPIAO, the Company’s protein-based therapeutic recombinant human thrombopoietin (“TPO”) products, demonstrated its continued success in a slowing economy.

•

3SBio continued to work closely with the SFDA to advance the regulatory approval of the three new product programs submitted in 2008: 36,000 IU dosage formulation of EPIAO, NuLeusin, and TPIAO label extension for the treatment of ITP.

•	Construction continued on schedule on the Company’s new EPIAO plant, which will support the future growth of EPIAO and serve as the first step towards exploring global biosimilar opportunities.

“3SBio had a strong start to 2009, delivering revenue growth and demonstrating the continued acceptance of our keystone EPIAO and TPIAO products in domestic and international markets,” commented Dr. Jing Lou, Chief Executive Officer of 3SBio. “Our operating margin was solid and we continued to generate positive cash flow, strengthening our bottom line performance while ensuring 3SBio is in a financial position to pursue synergistic business development opportunities that will positively benefit our company. 3SBio has worked diligently to develop a portfolio of current and future pharmaceutical products, and we remain on track to achieve our 2009 financial and operational objectives.”

First Quarter 2009 Unaudited Financial Results

Net revenues. Net revenues increased by 23.7% to RMB68.6 million (US$10.0 million) for the first quarter of 2009 from RMB55.5 million (US$7.9 million) for the same period of 2008. This increase was largely due to continued strength from TPIAO and EPIAO products which increased by 21.3% and 21.0%, respectively, over the same period of 2008, and to a lesser degree by impressive growth from export sales which grew 75.6% and our iron product sales which grew 47.5% over the same period of last year.

The growth in sales from EPIAO was driven in part by an expanded oncology sales force, which continued to perform well. TPIAO remained 3SBio’s second largest revenue contributor in the quarter, accounting for 27.3% of total net revenues. Export sales exceeded RMB3.3 million (US$0.5 million), and sales of 3SBio’s IV Iron Sucrose rose to RMB2.0 million (US$0.3 million) for the first quarter of 2009.

Gross profit. As a result of continued sales growth from key products despite the economic situation, gross profit increased by 23.8% to RMB62.6 million (US$9.2 million) for the first quarter of 2009 from RMB50.6 million (US$7.2 million) for the same period of 2008. Gross margin increased slightly to 91.3% for the first quarter of 2009 from 91.1% for the first quarter of 2008 and 90.6% for the fourth quarter of 2008.

Operating income. Non-GAAP operating income for the first quarter of 2009 grew 40.7% year-over-year to RMB20.6 million (US$3.0 million). GAAP operating income was RMB20.1 million (US$2.9 million) for the first quarter 2009, an increase of 41.7% from operating income of RMB14.2 million (US$2.0 million) for the same period of 2008.

Operating expenses. Non-GAAP operating expenses were RMB42.1 million (US$6.2 million) for the first quarter of 2009. GAAP operating expenses were RMB42.5 million (US$6.2 million) for the first quarter of 2009, an increase of 16.8% from GAAP operating expenses of RMB36.4 million (US$5.2 million) for the same period of last year. Increase in operating expenses was largely driven by the increased sales & marketing expenses as 3SBio continued necessary marketing efforts.

•

Research and development (“R&D”) cost. GAAP R&D cost for the first quarter of 2009 was RMB2.5 million (US$0.4 million), or 3.6% of net revenue, compared to RMB2.8 million (US$0.4 million), or 5.0% of net revenue for the same period of last year. The decline in R&D cost for the first quarter of 2009 was due to the conclusion of several major trials in the last quarter of 2008.

•

Sales, marketing and distribution expenses. GAAP sales, marketing and distribution expenses for the first quarter of 2009 were RMB32.9 million (US$4.8 million), compared to RMB25.6 million (US$3.7 million) for the same period of last year. This represented a slight increase to 48.0% of net revenue for the first quarter of 2009, compared to 46.2% of net revenue for the same period of last year. The increase was primarily attributable to higher sales activities in general, continued investment in building the TPIAO brand and EPIAO penetration of the Oncology market.

•

General and administrative expenses. GAAP general and administrative expenses for the first quarter of 2009 were RMB7.1 million (US$1.0 million), representing a decrease of 11.3% from general and administrative expenses of RMB8.0 million (US$1.1 million) for the same period of 2008. This marked a decline to 10.3% of net revenue for the first quarter of 2009, compared to 14.4% of net revenue for the first quarter of 2008.

*	Please refer to “Non-GAAP Financial Measures: Reconciliation of GAAP to Non-GAAP” section below for specific non-GAAP operating expenses measures.

Interest income. The Company recorded net interest income of RMB4.1 million (US$0.6 million) for the first quarter of 2009, as compared RMB7.4 million (US$1.1 million) for the same period in 2008. As experienced last quarter, the decrease in interest income was partially due to the decrease in the prevailing market interest rates in the first quarter of 2009 compared to the same period of last year.

Net income. Non-GAAP net income for the first quarter of 2009 was RMB21.0 million (US$3.1 million), excluding share-based compensation and recognition of an impairment loss of RMB4.6 million (US$0.7 million) on available-for-sale securities. This was comparable to non-GAAP net income of RMB20.2 million (US$2.9 million) for the first quarter of 2008.

GAAP net income was RMB15.9 million (US$2.3 million) for the first quarter 2009, compared to net income of RMB19.8 million (US$2.8 million) for the same period of 2008. GAAP net income was largely impacted by the recognition of an impairment loss on available-for-sale securities. Based on the current market condition and the performance of the available-for-sale securities held by the Company, the Company expects no further impairment losses from the financial instruments currently being held.

Cash and cash equivalents/Time deposits. 3SBio had positive operating cash flows for the first quarter of 2009, and as of March 31, 2009 retained a strong balance sheet with cash, cash equivalents and time deposits of RMB752.3 million (US$110.1 million), an increase from RMB733.0 million (US$107.4 million) as of December 31, 2008 and a slight decline from RMB790.4 million (US$ 112.7 million) as of March 31, 2008.

Full Year 2009 Guidance

Based on current market conditions and visibility provided during the first quarter, the Company maintains its total net revenue target for the full year 2009 of between US$43 million to US$45 million, resulting in a year-over-year increase of approximately 21% to 26%.

Conference Call

3SBio’s senior management will host a conference call at 5:00 am (Pacific) / 8:00 am (Eastern) / 8:00 pm (Beijing/Hong Kong) on Wednesday, May 20, 2009. The conference call may be accessed using the dial-in numbers below:

International Toll Dial-In Number:	+ 6567357955
China (Landline)	8008190121
(Mobile)	4006208038
U.K.	08082346646
U.S.	18665194004
Hong Kong	800933053
Conference ID:	97106460

A telephone replay will be available shortly after the call until May 27, 2009, at:

International Dial-In Number:	+ 61 2 8235 5000
U.S Dial-in Number:	+ 18662145335

Conference ID:	97106460

A live webcast of the conference call and the replay will be available on the investor relations page of 3SBio’s website at http://bbs.3sbio.com/en/News/xinvestors.aspx.

Filing of 20F

3SBio filed its Annual Report on Form 20-F for the year ended December 31, 2008 with the SEC on April 21, 2009. The Company’s Form 20-F and complete audited financial statements can be found at www.3sbio.com. Hard copy versions of the complete audited financial statements are available free of charge upon request from 3SBio’s Investor Relations.

Non-GAAP Financial Measures: Reconciliation of GAAP to non-GAAP

To supplement the Company’s financial statements presented in accordance with general accepted accounting principles (“GAAP”), the Company has utilized some non-GAAP financial measures to provide investors and management with supplemental measures that facilitate comparisons of operating performance and trends with prior and future operating performance, and that may not otherwise be apparent on a GAAP basis. These non-GAAP financial measures include operating income and operating expenses before stock based compensation expense, and net income, and earnings per share before stock based compensation expense and recognition of an impairment loss on available-for-sale securities. These measures may be different from non-GAAP financial measures used by other companies. The presentation of this financial information, which is not prepared under any comprehensive set of accounting rules or principals, is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the Company’s results of operations as determined in accordance with GAAP. These measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. Please see the attached reconciliation of GAAP to non-GAAP for an explanation of the amounts excluded to arrive at non-GAAP financial measures for the three-month periods ended March 31, 2008 and March 31, 2009.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is preliminary and subject to adjustments and modifications. The audited financial statements and related notes are to be included in our annual report on Form 20-F for the year ending December 31, 2009. Adjustments and modifications to the financial statements may be identified during the course of this audit work, which could result in significant differences from this preliminary unaudited financial information.

Currency Convenience Translation

For the convenience of readers, certain RMB amounts have been translated into US dollars at the rate of RMB6.8329 to US$1.00, the noon buying rate for US dollars in effect on March 31, 2009 for cable transfers of RMB per US dollar as certified for customs purposes by the Federal Reserve Bank of New York. 2008 RMB figures were translated into US dollars at the rate of RMB7.0120 to US$1.00, the noon buying rate for US dollars in effect on March 31, 2008.

About 3SBio Inc.

3SBio Inc. is a leading, fully integrated biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, primarily in China. For more information, please visit 3SBio on the web at www.3sbio.com

Safe Harbor Statement

Certain statements in this release that are not purely historical in nature, including the 2009 full year guidance information, statements contained in “2009 Full Year Guidance” section, management comments and the statements of Dr. Jing Lou, Chief Executive Officer of 3SBio, constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These statements are based upon 3SBio management’s current expectations, and actual results could differ materially. Among the factors that could cause 3SBio’s actual results to differ from what the company currently anticipates may include: competition from other domestic and foreign pharmaceutical companies; the market conditions or pharmaceutical products in China; market acceptance of 3SBio products; hospital or patient demand for our products; 3SBio’s ability to expand its production, sales and distribution network and other aspects of its operations; its ability to develop and commercialize additional products or additional indications for existing products; its ability to analyze additional in-licensing opportunities; its ability to effectively protect its intellectual property; changes in the healthcare industry in China, including changes in the healthcare policies and regulations of the PRC government and changes in the healthcare insurance sector in the PRC; and fluctuations in general economic and business conditions in China. As a result, actual results may differ materially from the forward-looking statements contained herein. For additional information on risk factors identified herein and other risk factors, uncertainties and assumptions that may adversely and materially affect 3SBio’s business, financial conditions and results of operations, please refer to the company’s filings with the Securities and Exchange Commission at www.sec.gov, including information detailed in Item 3.D “Risk Factors” in 3SBio’s annual report on Form 20-F for the year ended December 31, 2008, as continually amended and updated. 3SBio undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release, except as required by law.

Contact:

Investor Contact:

Bo Tan, CFO

3SBio Inc.

+ 86 24 2581 1820

Tanbo@3sbio.com

Investor Relations (China):

Peter Schmidt

FD Beijing

+86 10 8591 1953

Peter.schmidt@fd.com

Investor Relations (US):

Evan Smith

John Capodanno

FD US

+1 212 850 5600

3SBio Inc. and subsidiaries

Unaudited consolidated balance sheet

(expressed in thousands)

	December 31 2008 RMB	March 31 2009 RMB	March 31 2009 US$
Assets

Current assets

Cash and cash equivalents	439,237	302,164	44,222
Time deposits with financial institutions	293,809	450,098	65,872
Accounts receivable, less allowance for doubtful accounts:
December 31, 2008 – RMB4,503;March 31, 2009 – RMB4,565 (US$668)	73,767	80,891	11,838
Inventories	7,748	8,984	1,315
Prepaid expenses and other receivables	8,249	7,767	1,137
Deferred tax assets	1,802	1,600	234

Total current assets	824,612	851,504	124,618

Available-for-sale securities	26,700	19,758	2,892
Property, plant and equipment, net	78,185	88,208	12,909
Lease prepayments	8,894	8,806	1,289
Non-current deposits	8,521	6,723	984
Intangible assets, net	5,225	4,950	724
Deferred tax assets	781	251	37

Total assets	952,918	980,200	143,453

Liabilities

Current liabilities

Accounts payable	1,939	3,102	454
Deferred grant income	374	374	55
Accrued expenses and other payables	25,273	31,958	4,677
Income tax payable	1,256	4,470	654
Other current liabilities	57	—	—

Total current liabilities	28,899	39,904	5,840

Deferred grant income	3,152	3,058	448
Other liabilities	472	—	—

Total liabilities	32,523	42,962	6,288

Commitments and contingencies	—	—	—

Shareholders’ equity

Share capital -ordinary shares US$0.0001 par value, 500,000,000 shares authorized, 150,586,455 issued and outstanding as of March 31, 2009 and 152,099,155 issued and outstanding as of December 31, 2008.	121	121	18
Additional paid-in capital	908,377	908,873	133,014
Accumulated other comprehensive loss	(102,126)	(101,665)	(14,879)
Retained earnings	114,023	129,909	19,012

Total shareholders’ equity	920,395	937,238	137,165

Total liabilities and shareholders’ equity	952,918	980,200	143,453

3SBio Inc. and subsidiaries

Unaudited quarterly consolidated statements of income

(expressed in thousands, except per share , per ADS and other share and ADS data)

Three Months Ended March 31,2009	GAAP RMB	GAAP US$	Adjustment RMB		Non-GAAP RMB	Non-GAAP US$
Net Revenues
EPIAO	42,910	6,280	—		42,910	6,280
TPIAO	18,710	2,738	—		18,710	2,738
Intefen	1,266	185	—		1,266	185
Inleusin	268	39	—		268	39
Iron	2,046	299	—		2,046	299
Export	3,331	487	—		3,331	487
Others	67	10	—		67	10

Total net revenues	68,598	10,038	—		68,598	10,038
Cost of revenues	(5,999)	(878)	51	(1)	(5,948)	(870)

Gross profit	62,599	9,160	—		62,650	9,168

Operating expenses
Research and development costs	(2,457)	(360)	70	(1)	(2,387)	(349)
Sales, marketing and distribution expenses	(32,949)	(4,822)	134	(1)	(32,815)	(4,802)
General and administrative expenses	(7,089)	(1,037)	193	(1)	(6,896)	(1,009)

Total operating expenses	(42,495)	(6,219)			(42,098)	(6,160)

Operating income	20,104	2,941			20,552	3,008

Other income / (expenses), net
Interest income	4,072	596	—		4,072	596
Grant income	94	14			94	14
Impairment loss on available-for-sale Securities	(4,624)	(677)	4,624	(2)	—	—
Others	(342)	(50)	—		(342)	(50)

Total other income / (expenses), net	(800)	(117)			3,824	560

Income before income tax expense	19,304	2,824	—		24,376	3,568
Income tax expense	(3,418)	(500)			(3,418)	(500)

Net income	15,886	2,324			20,958	3,068

Net income per share

Basic and diluted (3)	0.11	0.02			0.14	0.02

Basic weighted average number of shares Outstanding	150,586,455	150,586,455			150,586,455	150,586,455

Diluted weighted average number of shares Outstanding	150,586,455	150,586,455			150,586,455	150,586,455

Net income per ADS

Basic and diluted (3)	0.74	0.11	0.97	0.14

Basic weighted average number of ADSs Outstanding	21,512,351	21,512,351	21,512,351	21,512,351

Diluted weighted average number of ADSs Outstanding	21,512,351	21,512,351	21,512,351	21,512,351

Notes to reconciliation of our GAAP statements of income to our non-GAAP statements of income:

(1).	To exclude share-based compensation expense from its non-GAAP measures primarily because they are non-cash expenses that the Company does not believe are reflective of ongoing operating results.
(2).

To exclude impairment loss on available-for-sale securities from its non-GAAP measures primarily because they are non-cash expenses that the Company does not believe are reflective of ongoing operating results.

(3).

The options that the Company had granted had no impact on diluted EPS for the quarter ended March 31, 2009, because the average market price of the Company’s common stock during the period was less than the price at which the options would have been convertible into the Company’s common stock. The weighted average exercise price of the outstanding options as of March 31, 2009 was $1.10 per share.

3SBio Inc. and subsidiaries

Unaudited quarterly consolidated statements of income

(expressed in thousands, except per share, per ADS and other share and ADS data)

Three Months Ended March 31,2008	GAAP RMB	GAAP US$	Adjustment RMB		Non-GAAP RMB	Non-GAAP US$
Net Revenues
EPIAO	35,469	5,058	—		35,469	5,058
TPIAO	15,420	2,199	—		15,420	2,199
Intefen	1,084	155	—		1,084	155
Inleusin	177	25	—		177	25
Iron	1,387	198	—		1,387	198
Export	1,897	270	—		1,897	270
Others	33	5	—		33	5

Total net revenues	55,467	7,910	—		55,467	7,910

Cost of revenues	(4,911)	(700)	34	(1)	(4,877)	(696)

Gross profit	50,556	7,210			50,590	7,214

Operating expenses

Research and development costs	(2,756)	(393)	51	(1)	(2,705)	(386)

Sales, marketing and distribution expenses	(25,623)	(3,654)	93	(1)	(25,530)	(3,641)

General and administrative expenses	(7,994)	(1,140)	245	(1)	(7,749)	(1,105)

Total operating expenses	(36,373)	(5,187)			(35,984)	(5,132)

Operating income	14,183	2,023			14,606	2,082

Other income / (expenses), net
Interest income	7,386	1,053			7,386	1,053
Grant income	93	13			93	13
Others	1,355	194			1,355	194

Total other income / (expenses), net	8,834	1,260			8,834	1,260

Income before income tax expense and minority interests	23,017	3,283			23,440	3,343
Income tax expense	(3,344)	(477)			(3,344)	(477)

Income before minority interests	19,673	2,806			20,096	2,866
Minority interests, net of tax	77	11			77	11

Net income	19,750	2,817			20,173	2,877

Net income per share

Basic and diluted	0.13	0.02			0.13	0.02

Basic weighted average number of shares Outstanding	152,099,155	152,099,155			152,099,155	152,099,155

Effect of dilutive potential shares	1,634	1,634	1,634	1,634

Diluted weighted average number of shares Outstanding	152,100,789	152,100,789	152,100,789	152,100,789

Net income per ADS:
Basic and diluted	0.91	0.13	0.93	0.13

Basic weighted average number of ADSs Outstanding	21,728,451	21,728,451	21,728,451	21,728,451
Effect of dilutive potential ADSs	233	233	233	233

Diluted weighted average number of ADSs Outstanding	21,728,684	21,728,684	21,728,684	21,728,684

Notes to reconciliation of our GAAP statements of income to our non-GAAP statements of income:

(1).	To exclude share-based compensation expenses from its non-GAAP measures primarily because they are non-cash expenses that the Company does not believe are reflective of ongoing operating results.